FEE WAIVER/EXPENSE

REIMBURSEMENT AGREEMENT

THIS FEE WAIVER/EXPENSE REIMBURSEMENT AGREEMENT (the “Agreement”) is made as of the 10th day of December 2012 by and between Nomura Asset Management U.S.A. Inc. (“NAM USA”) and Nomura Partners Funds, Inc. (the “Corporation”), on behalf of itself and the High Yield Fund, a series of the Corporation (the “Fund”).

WHEREAS, NAM USA and the Corporation, on behalf of itself and the Fund, have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund would otherwise be subject; and

WHEREAS, NAM USA desires to waive all or a portion of its fees, and/or reimburse all or a portion of the expenses of the Fund under the Advisory Agreement, as may from time to time be necessary as provided herein; and

WHEREAS, shareholders of the Fund will benefit from the ongoing waivers and/or reimbursements by incurring lower operating expenses than they would absent such waivers and/or reimbursements.

NOW, THEREFORE, NAM USA agrees to waive fees and/or reimburse direct expenses of the Fund to the extent necessary to limit the ordinary annual operating expenses (excluding: (i) distribution and service fees paid under Rule 12b-1 Plans as described in the then current registration statement offering shares of the Fund, (ii) interest, taxes, brokerage commissions, and expenditures which are capitalized in accordance with generally accepted accounting principles; (iii) portfolio transaction and investment related expenses (including, but not limited to, dividend expenses and interest expense relating to short sales of securities) and (iv) extraordinary expenses not incurred in the ordinary course of the Fund’s business) (“Fund Operating Expenses), with respect to Class A, Class C and Class I shares of the Fund (each a “Class”), to 0.85% of the average daily net assets of the Fund attributable to such Class for the annual period (the “Operating Expense Limit”); provided, however, that in no event shall the sum of the fees waived and the expenses reimbursed by NAM USA with respect to the Fund exceed the amount of fees actually due to NAM USA under the Advisory Agreement with respect to the Fund. The relative amounts of the fees waived and the expenses reimbursed by NAM USA pursuant to this paragraph and the relative reduction of the investment advisory fee pursuant to this paragraph will be determined by NAM USA in its discretion, so long as the Fund Operating Expenses incurred by the Classes do not exceed the applicable Operating Expense Limits.

NAM USA agrees to advance the organizational expenses of the Fund (the “Organizational Expenses”), and the Fund has agreed to reimburse any such amounts paid by NAM USA, subject to the terms of this Agreement. NAM USA has also agreed to advance offering expenses of the Fund (“Offering Expenses”), which will be amortized over a twelve-month period beginning with the commencement of operations of the Fund. Offering Expenses will be treated as subject to the Operating Expense Limit, and NAM USA shall be entitled to reimbursement, subject to the terms of this Agreement.

If at any time the estimated annualized Fund Operating Expenses with respect to a Class are less than the Operating Expense Limit, NAM USA shall be entitled to reimbursement by the Fund of the fees waived or reduced, and any other expense reimbursements or similar payments remitted by NAM USA to the Fund pursuant to this Agreement (the “Reimbursement Amount”) during any of the previous three fiscal years, determined on a first in first out basis, provided that NAM USA is the investment advisor to the Fund at such time, and provided further that any such reimbursement by the Fund shall not cause the Operating Expense Ratio of a Class of the Fund at the time of such reimbursement to exceed the Operating Expense Limit applicable to such Class under this Agreement at the time the Reimbursement Amount was incurred.

This Agreement shall be effective from the date hereof until January 28, 2015, and shall remain effective for each twelve (12) month period thereafter unless (i) NAM USA shall notify the Fund of the termination of the contractual fee waiver and/or expense reimbursement not less than 90 days prior to the end of the then twelve (12) month period or (ii) it or the Advisory Agreement, with respect to the Fund, is terminated by a vote of a majority of the Board of Directors of the Corporation, including a majority of the Directors who are not “interested persons” of the Corporation as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, NAM USA and the Corporation have agreed to this Amended and Restated Fee Waiver/Expense Reimbursement Agreement as of the day and year first above written.

NOMURA ASSET MANAGEMENT U.S.A. INC.

By:	/s/ Hiromichi Aoki
Name: Hiromichi Aoki
Title: Chief Administrative Officer

NOMURA PARTNERS FUNDS, INC., on behalf of itself and the High Yield Fund

By:	/s/ J. Douglas Azar
Name: J. Douglas Azar
Title: Chairman of the Board

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